EXHIBIT 99.2

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Algonquin Power & Utilities Corp. (the “Corporation”) 2845 Bristol Circle Oakville, Ontario L6H 7H7

Item 2	Date of Material Change

October 27, 2011

Item 3	News Release

A news release in respect of the material change was issued on October 27, 2011 through the facilities of CNW Group and was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and is attached hereto as Schedule A.

Item 4	Summary of Material Change

On October 27, 2011, the Corporation completed the previously announced bought deal offering of 15,100,000 common shares (“Common Shares”) for gross proceeds of $85,315,000.

Item 5	Full Description of Material Change

On October 27, 2011, the Corporation completed the previously announced bought deal offering of 15,100,000 Common Shares at $5.65 per Common Share for gross proceeds of $85,315,000.

The net proceeds of the offering will be used to fund a portion of the investment related to previously announced growth initiatives for both Liberty Utilities Co. and Algonquin Power Co., to partially repay existing indebtedness and for other general corporate purposes.

The Corporation has granted the underwriters an option, exercisable in whole or in part at any time up until November 26, 2011, to purchase up to an additional 2,265,000 Common Shares on the same terms and conditions.

The press release attached as Schedule A, issued on October 27, 2011, contains a full description of the material change. The press release has been filed on the Corporation’s SEDAR profile at www.sedar.com.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information please contact David Bronicheski (905) 465-4500

Item 9	Date of Report

November 3, 2011

Schedule A

News Release

Algonquin Power & Utilities Corp. Completes $85 Million Offering of Common Shares

Not for distribution to U.S. newswire services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. securities law.

OAKVILLE, Ontario – October 27, 2011– Algonquin Power & Utilities Corp. (“APUC”) (TSX : AQN) is pleased to announce that it has closed its previously announced public offering (the “Offering”) of common shares of APUC (the “Common Shares”). Under the terms of the Offering, APUC issued 15,100,000 Common Shares at a price of $5.65 per share, for gross proceeds of approximately $85 million.

The net proceeds of the Offering will be used to fund a portion of the investment related to previously announced growth initiatives for both Liberty Utilities Co. and Algonquin Power Co. (“APCo”), to partially repay existing indebtedness and for other general corporate purposes.

The Common Shares were sold pursuant to an underwriting agreement with a syndicate of underwriters co-led by Scotia Capital Inc. and BMO Nesbitt Burns Inc. and including CIBC World Markets Inc., National Bank Financial Inc., TD Securities Inc., Macquarie Capital Markets Canada Ltd., RBC Dominion Securities Inc., Canaccord Genuity Corp., Desjardins Securities Inc., Stifel Nicolaus Canada Inc., Mackie Research Capital Corporation and Cormark Securities Inc (collectively, the “Underwriters”).

APUC has granted the Underwriters an option, exercisable in whole or in part at any time up until 30 days after the closing date, to purchase up to an additional 2,265,000 common shares on the same terms and conditions. If such option is exercised in full, the total gross proceeds of the Offering will be approximately $98 million.

The Offering has been made in all provinces of Canada, and is subject to the approval of regulatory authorities. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Common Shares are not registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and were offered and sold in the United States pursuant to applicable exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 21 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Contact:

Kelly Castledine

Telephone: (905) 465-4500

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.